This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Preliminary Pricing Supplement - Subject to Completion (To Prospectus dated December 31, 2019 and Series A Prospectus Supplement dated December 31, 2019) July 21, 2022	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-234425

BofA Finance LLC

$____________

10-Year Issuer Callable Notes Linked to the Difference Between the 30-Year U.S. Dollar SOFR ICE Swap Rate® and the 2-Year U.S. Dollar SOFR ICE Swap Rate®, due July 28, 2032

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709T6Q9.
•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”). The notes are fully and unconditionally guaranteed by the Guarantor.
•	The notes are designed for investors who wish to receive quarterly interest income, where, as described below, after the second anniversary of the issue date, the amount of such interest will depend on the Spread Differential (as defined below) as of the applicable interest determination date.
•	The notes are expected to price on or about July 26, 2022 (the “pricing date”). The notes are expected to mature on or about July 28, 2032, unless previously redeemed.
•	Interest will be paid quarterly on October 28, January 28, April 28 and July 28 of each year, beginning on October 28, 2022, and ending on the maturity date.
•	During the first eight quarterly interest periods, interest on the notes will accrue at a fixed rate of 7.00% per annum.
•	During each subsequent quarterly interest period beginning on July 28, 2024, interest on the notes will accrue at a rate per annum equal to the product of (a) 10 and (b) the amount by which the U.S. Dollar SOFR ICE Swap Rate® for a tenor of 30 years (the “30y SOFR Swap Rate”) exceeds the U.S. Dollar SOFR ICE Swap Rate® for a tenor of 2 years (the “2y SOFR Swap Rate”), on the applicable interest determination date, expressed as a percentage (such amount, which may be negative, the “Spread Differential”). In no event will the interest rate applicable to any interest period after the first eight quarterly interest periods be less than 2.00% per annum.
•	The U.S. Dollar SOFR ICE Swap Rate® for all available tenors was launched by ICE Benchmark Administration Limited (“IBA”) for use as a benchmark on November 8, 2021. The rate and other information about this benchmark that is publicly available is limited. For additional information about the U.S. Dollar SOFR ICE Swap Rate® and the determination of interest on the notes during the floating rate period, see the discussion beginning on page PS-26 under the heading “Information About U.S. Dollar SOFR ICE Swap Rate® and its Methodology.”
•	At maturity, if the notes have not been previously redeemed, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest.
•	We may redeem all of the notes on any quarterly interest payment date occurring on or after July 28, 2023 (other than the maturity date) (each, a “Call Date”). If redeemed early, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest to but excluding the Call Date.
•	The notes will not be listed on any securities exchange.
•	The notes will be offered at varying public offering prices related to prevailing market prices. The public offering price will include accrued interest from July 28, 2022, if settlement occurs after that date.
•	The initial estimated value of the notes will be less than the public offering price. The initial estimated value of the notes as of the pricing date is expected to be between $930 and $980 per $1,000 in principal amount of notes. See “Summary” beginning on page PS-4 of this pricing supplement, “Risk Factors” beginning on page PS-8 of this pricing supplement and “Structuring the Notes” on page PS-33 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
	Per Note	Total
Public Offering Price(1)	$1,000.00	$
Underwriting Discount(1)(2)(3)	$20.00	$
Proceeds (before expenses) to BofA Finance(3)	$980.00	$

(1) Certain dealers who purchase the notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts may be as low as $980.00 (98.00%) per $1,000 in principal amount of the notes. See “Supplemental Plan of Distribution; Role of BofAS and Conflicts of Interest” in this pricing supplement.

(2) We or one of our affiliates may pay varying selling concessions of up to 2.00% in connection with the distribution of the notes to other registered broker dealers.

(3) The underwriting discount per $1,000 in principal amount of the notes may be as high as $20.00, resulting in proceeds, before expenses, to BofA Finance of as low as $980.00 per $1,000 in principal amount of the notes.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency. Potential purchasers of the notes should consider the information discussed in “Risk Factors” beginning on page PS-8 of this pricing supplement, page S-5 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. Certain risks relating to the 2y SOFR Swap Rate and 30y SOFR Swap Rate and the interest rate on the notes are discussed under the heading “Risk Factors—Risks Related to the 2y SOFR Swap Rate and 30y SOFR Swap Rate” beginning in page PS-8 of this pricing supplement.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about July 28, 2022 against payment in immediately available funds.

Prospectus Supplement and Prospectus dated December 31, 2019

BofA Securities

Selling Agent

EXPLANATORY NOTES

The U.S. Dollar SOFR ICE Swap Rate® is administered by ICE Benchmark Administration Limited (“IBA”). Disclosure in this pricing supplement regarding the U.S. Dollar SOFR ICE Swap Rate® and IBA is based on information publicly available on IBA’s website at https://www.theice.com/iba/ice-swap-rate (including any successor or replacement source, the “ICE Swap Rate® Website”). The foregoing Internet website address is an inactive textual reference only, and neither the ICE Swap Rate® Website, other pages on IBA’s website to which the ICE Swap Rate® Website may contain hyperlinks, nor any of the information or materials available thereon, are incorporated by reference into this pricing supplement. In addition, the historical rate information set forth in the section “Information About the U.S. Dollar SOFR ICE Swap Rate® And Its Methodology—Historical Levels of 30y SOFR Swap Rate and 2y SOFR Swap Rate” has been obtained from information available by paid subscription to the Bloomberg Professional Services service. Neither we nor the selling agent have independently verified the accuracy or completeness of any information publicly available on the ICE Swap Rate® Website with respect to the U.S. Dollar SOFR ICE Swap Rate® and IBA, or any historical rate information obtained from the Bloomberg Professional Services service, in connection with the offer and sale of the notes, and neither we nor they make any representation that such publicly available information is accurate or complete.

Capitalized or other defined terms used, but not defined, in this pricing supplement have the respective meanings as are given to them in the accompanying prospectus supplement or the accompanying prospectus, as applicable. Capitalized or other defined terms used and defined in this pricing supplement are sometimes defined after their first use without a reference such as “as defined in this pricing supplement.” Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above referenced prospectus and prospectus supplement may be accessed at the link set forth at the bottom of the cover page of this pricing supplement.

SUMMARY

The 10-Year Issuer Callable Notes Linked to the Difference Between the 30-Year U.S. Dollar SOFR ICE Swap Rate® and the 2-Year U.S. Dollar SOFR ICE Swap Rate®, due July 28, 2032 (the “notes”) are senior debt securities issued by BofA Finance, and the payment obligations of BofA Finance under the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not guaranteed or insured by the FDIC or secured by collateral. The notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, and the related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, in each case except obligations that are subject to any priorities or preferences by law. Any payments due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.

You should read carefully this entire pricing supplement, and the applicable information in, and incorporated by reference into, the accompanying prospectus supplement and prospectus, as applicable, to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you, including risks relating to the 2y SOFR Swap Rate and 30y SOFR Swap Rate. Information in this pricing supplement that is inconsistent with information in the accompanying prospectus supplement or prospectus will supersede such information in those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. None of us, the Guarantor or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this pricing supplement and the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement or the accompanying prospectus supplement or prospectus, as applicable.

• Title of the Series:	10-Year Issuer Callable Notes Linked to the Difference Between the 30-year U.S. Dollar SOFR ICE Swap Rate® and the 2-Year U.S. Dollar ICE Swap Rate®, due July 28, 2032.
• Issuer:	BofA Finance LLC (“BofA Finance”)
• Guarantor:	Bank of America Corporation (“BAC” or the “Guarantor”)
• Pricing Date:	July 26, 2022
• Issue Date:	July 28, 2022
• Maturity Date:	July 28, 2032 (if not previously redeemed by the Issuer)
• Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000

• Interest Periods:

Quarterly. Each interest period (other than the first interest period, which will begin on the issue date) will begin on, and will include, an interest payment date, and will extend to, but will exclude the next succeeding interest payment date or the maturity date, as applicable.

• Interest Determination Dates:	The second U.S. government securities business day preceding each interest reset date during the floating rate period.
• Interest Payment Dates:	October 28, January 28, April 28 and July 28 of each year, beginning on October 28, 2022. The final interest payment will occur on the maturity date, if the notes have not been previously redeemed.
• Interest Rates:

Fixed Rate Period. From, and including, the issue date to, but excluding, July 28, 2024, the notes will bear interest at the fixed rate of 7.00% per annum.

Floating Rate Period. From, and including, July 28, 2024 to, but excluding, the maturity date (such period, the “floating rate period”), interest will accrue quarterly at a rate per annum equal to:

10 × (30y SOFR Swap Rate –2y SOFR Swap Rate)

In no event will the interest rate applicable to any interest period after the first eight quarterly interest periods be less than 2.00% per annum.

The interest rate payable on the notes during these quarterly interest periods may be less than the interest that is payable on a conventional debt security.

• Day Count Convention:	30/360
• 30y SOFR Swap Rate and 2y SOFR Swap Rate:

“30y SOFR Swap Rate” means the U.S. Dollar SOFR ICE Swap Rate® for a tenor of 30 years as of the applicable interest determination date.

“2y SOFR Swap Rate” means the U.S. Dollar SOFR ICE Swap Rate® for a tenor of 2 years as of the applicable interest determination date.

For additional information about 30y SOFR Swap Rate and 2y SOFR Swap Rate, please see the section in this pricing supplement entitled “Description of the Notes—Interest—Determination of U.S. Dollar SOFR ICE Swap Rate®.”

• Unavailability of the 30y SOFR Swap Rate or 2y SOFR Swap Rate:	If, on any interest determination date, 30y SOFR Swap Rate or 2y SOFR Swap Rate does not appear on the Designated SOFR Swap Rate Page at approximately 12:15 p.m., New York City time, or if we or the calculation agent (after consulting with us) determines that a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date have occurred with respect to either such rate, then the 30y SOFR Swap Rate or 2y SOFR Swap Rate, as applicable, for such date will be determined as described under “Description of the Notes—Interest—Determination of U.S. Dollar SOFR ICE Swap Rate®” in this pricing supplement.
• Payment at Maturity:	If not earlier redeemed, the payment at maturity will equal the principal amount of the notes, plus any accrued but unpaid interest.
• Early Redemption at Our Option:

On any Call Date, we have the right to redeem all, but not less than all, of the notes at the Early Redemption Payment. No further amounts will be payable following an early redemption. We will give notice to the trustee at least 5 business days but not more than 60 calendar days before the applicable Call Date.

• Early Redemption Payment:	The sum of the principal amount plus any accrued and unpaid interest to but excluding the Call Date.
• Call Dates:	The quarterly interest payment dates beginning on July 28, 2023 and ending on April 28, 2032.
• Repayment at Option of Holder:	None
• Business Day Convention; Business Days:

If any interest payment date, Call Date or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

• Record Dates for Interest Payments:

For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such interest payment day, whether or not such record date is a business day.

• Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”)
• Listing:	None
• Initial Estimated Value:	Payments on the notes depend on the credit risk of BofA Finance, as issuer, and BAC, as guarantor, and on the performance of the 30y SOFR Swap Rate relative to the 2y SOFR Swap Rate. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate BAC would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this pricing supplement, we have provided the initial estimated value range for the notes as of the date of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-8 and “Structuring the Notes” on page PS-33.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-5 of the accompanying prospectus supplement and page 7 of the accompanying prospectus.

Risks Related to the 2y SOFR Swap Rate and 30y SOFR Swap Rate

IBA launched the U.S. Dollar SOFR ICE Swap Rate® for use as a benchmark in order to aid the market’s transition to SOFR and away from U.S. dollar LIBOR. The following discussion of certain risks relating to the notes is based on information related to the U.S. Dollar SOFR ICE Swap Rate® that is made publicly available on the ICE Swap Rate® Website as of the date of this pricing supplement, which information is subject to change at any time after such date. For further information about the U.S. Dollar SOFR ICE Swap Rate®, see “Information About U.S. Dollar SOFR ICE Swap Rate® And Its Methodology.”

The U.S. Dollar SOFR ICE Swap Rate® is a new benchmark that was launched by IBA on November 8, 2021. The future performance of the U.S. Dollar SOFR ICE Swap Rate® cannot be predicted based on the limited historical information available.

IBA began publication of the U.S. Dollar SOFR ICE Swap Rate® on November 8, 2021. As a result, there is very limited historical information on which to evaluate the performance of this benchmark or on which to base a prediction as to its future performance, which may bear little or no relation to such limited information. The very limited historical information is not necessarily indicative of the future performance of the U.S. Dollar SOFR ICE Swap Rate® or the value of the notes, and any historical upward or downward trend in the level of the U.S. Dollar SOFR ICE Swap Rate® during any period is not an indication that the level of the benchmark is more or less likely to increase or decrease over the term of the notes. An investment in the notes may involve more risk than investing in notes linked to benchmarks or indices with established performance records, where a longer history of performance may be available so that you have more information on which to base an investment decision.

The composition of the U.S. Dollar SOFR ICE Swap Rate® is not the same as the U.S. Dollar LIBOR ICE Swap Rate®, and the U.S. Dollar SOFR ICE Swap Rate® is not expected to be a comparable substitute or replacement for the U.S. Dollar LIBOR ICE Swap Rate®.

The U.S. Dollar LIBOR ICE Swap Rate® seeks to represent the mid-price for the semi-annual fixed leg of an interest rate swap where the floating leg is based on three-month U.S. dollar LIBOR payable quarterly, calculated on the basis of a 360-day year consisting of twelve 30-day months. The U.S. Dollar SOFR ICE Swap Rate® seeks to represent the annual fixed leg of an interest rate swap where the floating leg is based on a compounded average of the daily Secured Overnight Financing Rate (“SOFR”) administered by the Federal Reserve Bank of New York (the “New York Fed”) (or any successor administrator) compounded in arrears for twelve months payable annually using standard market conventions, calculated on the basis of the actual number of days elapsed, with a year presumed to comprise 360 days. The composition and characteristics of this SOFR rate are not the same as those of three-month U.S. dollar LIBOR, nor is this SOFR rate the economic equivalent of three-month U.S. dollar LIBOR. Thus, the U.S. Dollar SOFR ICE Swap Rate® has been designed with respect to swap transactions referencing a rate that differs in significant respects from the rate referenced in the swap transactions with respect to which the U.S. Dollar LIBOR ICE Swap Rate® was designed. As a result, the interest rate on and value of the notes may perform differently over time from the manner in which the interest rate and value of notes with comparable terms and provisions that were linked to the U.S. Dollar LIBOR ICE Swap Rate® would perform.

A lack of input data may impact IBA’s ability to calculate and publish the SOFR ICE Swap Rate® for one or more tenors.

The input data for the U.S. Dollar SOFR ICE Swap Rate® is based on swaps referencing SOFR as the floating leg. The U.S. Dollar SOFR ICE Swap Rate® is dependent on receiving sufficient eligible input data, from the trading venue sources identified by IBA in accordance with the “Waterfall” methodology for each applicable U.S. Dollar SOFR ICE Swap Rate® tenor. The ability of the applicable trading venues to provide sufficient eligible input data in accordance with the Waterfall methodology depends on, among other things, there being a liquid market in swap contracts referencing SOFR on such trading venues, which in turn depends, among other things, on there being a liquid market in loans, floating rate notes and other financial contracts referencing SOFR. Because SOFR’s use as a reference rate for financial contracts began relatively recently and the related market for SOFR-based swaps is relatively new, there is limited information on which to assess potential future liquidity in SOFR-based swap markets or in the market for SOFR-based financial contracts more generally. If the market for SOFR-based swap contracts is not sufficiently liquid, or if the liquidity in such market proves to be volatile, this could result in the inability of IBA to calculate the U.S. Dollar SOFR ICE Swap Rate® on certain occasions, which could materially adversely affect the reliability of U.S. Dollar SOFR ICE Swap Rate®, and could adversely affect the return on and value of the notes and the price at which you are able to sell the notes in the secondary market, if any. In addition, if SOFR does not maintain market acceptance for use as a reference rate for U.S. dollar denominated financial contracts, uncertainty about SOFR may adversely affect the return on and the value of the notes.

The information regarding the U.S. Dollar SOFR ICE Swap Rate® that IBA makes publicly available is limited.

Certain information and materials relating to the U.S. Dollar SOFR ICE Swap Rate® are available on ICE Swap Rate® Website. Currently, publicly available rate information for the U.S. Dollar SOFR ICE Swap Rate® can be viewed only on the ICE Report Center on the ICE Swap Rate® Website, and, for any particular day, the only rate available for viewing is the rate published for the preceding publication day. In addition, as of the date of this pricing supplement, such rate appearing on the ICE Report Center is rounded to two decimal places and does not represent the actual U.S. Dollar SOFR ICE Swap Rate® rates that will be used to determine the 2y SOFR Swap Rate and the 30y SOFR Swap Rate for purposes of calculating interest on the notes (which rates will be those published on the Designated SOFR Swap Rate Page and rounded to three decimal places). As of the date of this pricing supplement, a paid subscription to the Bloomberg Professional Services service is required to obtain additional U.S. Dollar SOFR ICE Swap Rate® data (such as historical U.S. Dollar SOFR ICE Swap Rate® rates rounded to three decimal places). IBA has not indicated whether such information will become publicly available in the future or the U.S. Dollar SOFR ICE Swap Rate® will be made available from another source. As a result of this limited publicly available information, it may be difficult for you to determine the applicable U.S. Dollar SOFR ICE Swap Rate® for a specific date or dates.

The 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, may be modified or discontinued, which could adversely affect the return on, value of or market for the notes.

IBA (or any successor administrator) may make methodological or other changes that could change the value of 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, including changes related to the method by which such rate is calculated, eligibility criteria applicable to the transactions used to calculate such rates, including the trading venues for such transactions, or timing related to the determination or publication of such rates, or may cease the calculation or dissemination of such rates. Depending on the circumstances, such change or cessation could be implemented with little or no public notice or consultation. Any such changes may result in a reduction of the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, and, in turn, reduce the amount of interest payable on the notes, which may adversely affect the return on, value of and market for of the notes. In addition, the 2y SOFR Swap Rate and 30y SOFR Swap Rate are determined by IBA based on data received from sources other than BofA Finance or BAC, and neither BofA Finance nor BAC has any control over the methods of calculation, publication schedule, rate revision practices or availability of such data.

If the 2y SOFR Swap Rate or 30y SOFR Swap Rate does not appear on the Designated SOFR Swap Rate Page at the specified time, and a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date have not occurred, the applicable rate will be determined by the calculation agent (which is one of our affiliates) using alternative methods, which will involve the exercise of discretion by the calculation agent.

If the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, does not appear on the Designated SOFR Swap Rate Page at the specified time on an applicable interest determination date (for example, as a result of insufficient liquidity in the underlying applicable SOFR swap contracts market) and a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date have not occurred with respect to the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, the calculation agent will determine the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, for such applicable interest determination date in its sole discretion, after consulting such sources as it deems comparable to the Designated SOFR Swap Rate Page or to the sources from which the administrator of such rate obtains the swap rate input data used by the administrator to calculate such rate, or any other source or data it determines to be reasonable (including, if applicable, the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, that was most recently published by the administrator of such rate) for the purpose of estimating such rate. This method of determining the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, may result in interest payments on the notes that are higher than, lower than or that do not otherwise correlate over time with the interest payments that would have been made on the notes if the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, had been published in accordance with IBA’s (or any successor administrator’s) usual policies and procedures governing determination and publication of the such rate and appeared on the Designated SOFR Swap Rate Page at the specified time. In addition, in determining the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, in this manner, the calculation agent, will have no obligation to consider your interests as an investor in the notes and may have economic interests that are adverse to your interests.

If a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date are determined to have occurred with respect to either the 30y SOFR Swap Rate or the 2y SOFR Swap Rate, the SOFR Swap Rate Replacement may not be a suitable replacement for such rate.

If we or the calculation agent (after consulting with us) determines that a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date have occurred with respect to the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, then the applicable SOFR Swap Rate Replacement will replace the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, for all purposes relating to the notes in respect of such determination on such date and all determinations on all subsequent dates, as described under “Description of the Notes—Interest—Determination of U.S. Dollar SOFR ICE Swap Rate®” in this pricing supplement. The SOFR Swap Rate Replacement will be the alternate interest rate that has been selected by us or the calculation agent (after consulting with us) as an industry-accepted replacement for the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, for U.S. dollar-denominated floating-rate notes at such time, plus the applicable SOFR Swap Rate Replacement Adjustment (if any). If we or the calculation agent (after consulting with us) determines that there is no such replacement rate as of any applicable date of determination, then the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, will be determined by us or the calculation agent (after consulting with us), after consulting such sources as it deems comparable to the Designated SOFR Swap Rate Page or to the sources from which the administrator of such rate obtains the swap rate input data used by the administrator to calculate such rate, or any other source or data it determines to be reasonable (including, if applicable, the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, that was most recently published by the administrator of such rate) for the purpose of estimating such rate. After determination of the SOFR Swap Rate Replacement, interest on the notes no longer will be determined by reference to the applicable 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, but instead will be determined by reference to the applicable SOFR Swap Rate Replacement.

There is no assurance that any SOFR Swap Rate Replacement will be similar to the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, in any respect as it is determined and published by IBA as of the date of this pricing supplement, or that any SOFR Swap Rate Replacement will produce the economic equivalent of the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, as a reference rate for determining the interest rate on the notes or otherwise be a suitable replacement or successor for such rate. In addition, it is possible that, at the time of the occurrence of a SOFR Swap Rate Replacement Event and related SOFR Swap Rate Replacement Date, no industry-accepted interest rate as a replacement for the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, will exist and there may be disagreement regarding the selection of a replacement rate for the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable. Notwithstanding the foregoing, the determination of the SOFR Swap Rate Replacement will become effective without your consent or the consent of any other party. Use of the SOFR Swap Rate Replacement may result in interest payments on the notes that are higher than, lower than or that do not otherwise correlate over time with the interest payments that would have been made on such notes in the absence of a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date.

In addition, although the applicable swap rate transition provisions set forth in this pricing supplement under set forth under “Description of the Notes—Interest—Determination of U.S. Dollar SOFR ICE Swap Rate®” provide for a SOFR Swap Rate Replacement Adjustment to be added to the Unadjusted SOFR Swap Rate Replacement, such SOFR Swap Rate Replacement Adjustment may be zero or negative, and there is no guarantee that the SOFR Swap Rate Replacement Adjustment (if any) will make the Unadjusted SOFR Swap Rate Replacement equivalent to the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, as it is calculated and published by IBA as of the date of this pricing supplement.

The secondary trading market for notes referencing the U.S. Dollar SOFR ICE Swap Rate® may be limited.

Publication of the U.S. Dollar SOFR ICE Swap Rate® began on November 8, 2021 and as of the date of this pricing supplement, use of this rate as a reference rate for floating rate notes is very limited. In addition, such rate may not be widely used as such in the future. If the U.S. Dollar SOFR ICE Swap Rate® does not prove to be widely used as a benchmark in securities that are similar or comparable to the notes, a trading market for the notes may fail to develop or be maintained, and the trading price of the notes may be lower than those of debt securities with interest rates based on rates that are more widely used.

We or our affiliates may publish research that could affect the market value of the notes.

We or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally, or the 30y SOFR Swap Rate or the 2y SOFR Swap Rate specifically. This research may be modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

Structure-related Risks

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. The return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors that affect the time value of money.

The notes are subject to early redemption at our option. On each Call Date, at our option, we may redeem your notes in whole, but not in part. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the market value of your notes. It is our sole option whether to redeem your notes prior to maturity on any Call Date and we may or may not exercise this option for any reason. If your notes are redeemed early, you will not have the right to receive any future interest payments that you may otherwise have received. Further, if your notes are redeemed early, you may not be able to reinvest the early redemption payment at a comparable return for a similar level of risk.

After the first eight quarterly interest periods, the interest payable on the notes during any quarterly interest period will not reflect changes in the level of 30y SOFR Swap Rate relative to the 2y SOFR Swap Rate other than on the interest determination dates. After the first eight quarterly interest periods, changes in the level of the 30y SOFR Swap Rate relative to the 2y SOFR Swap Rate during the term of the notes other than on the interest determination dates will not affect the interest payable on the notes. The calculation agent will calculate the interest payable during any quarterly interest period, except for the first eight quarterly interest periods, based on the difference between the 30y SOFR Swap Rate and the 2y SOFR Swap Rate on the interest determination dates. No other levels of the 30y SOFR Swap Rate and the 2y SOFR Swap Rate will be taken into account.

After the first eight quarterly interest periods, the notes will pay interest at a floating rate that may be as low as 2.00% per annum on one or more interest payment dates. The rate at which the notes will bear interest during each quarterly interest period after the second year will depend on the Spread Differential. As a result, the interest payable on the notes will vary with fluctuations in the Spread Differential, subject to the minimum interest rate of 2.00% per annum. It is impossible to predict whether the Spread Differential will rise or fall, or the amount of interest payable on the notes. After the second year, you may receive minimal interest for extended periods of time or even throughout the remaining term of the notes. The interest rate that will apply at any time on the notes after the second year of their term may be more or less than other prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

All payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. All payments on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of all payments of interest and principal on the notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the notes on the applicable payment date, regardless of the difference between the 30y SOFR Swap Rate and the 2y SOFR Swap Rate. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes or on the maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the

Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the difference between the 30y SOFR Swap Rate and the 2y SOFR Swap Rate during the term of the notes, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, have no independent assets, operations or revenues. We are a finance subsidiary of BAC, have no operations other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the notes in the ordinary course. However, we will have no assets available for distributions to holders of the notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders in respect of such claims will be limited to those available under the Guarantor’s guarantee of such notes, and any obligations under that guarantee will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Guarantor, except obligations that are subject to any priorities or preferences by law, and senior in right of payment to the Guarantor’s subordinated obligations. Holders of the notes will have recourse only to a single claim against the Guarantor and its assets under the Guarantor’s guarantee of the notes, and holders of the notes should accordingly assume that in any bankruptcy, resolution or similar proceeding, they would not have priority over, and should be treated equally with, the claims of all other unsecured and unsubordinated obligations of the Guarantor, including claims of holders of unsecured senior debt securities issued by the Guarantor.

The Guarantor’s ability to make payments under its guarantee of the notes will depend upon its receipt of funds from its subsidiaries, and applicable laws and regulations, and actions taken under the Guarantor’s resolution plan, could restrict the ability of its subsidiaries to transfer such funds. The Guarantor is a holding company and conducts substantially all of its operations through its subsidiaries. The Guarantor’s ability to make payments under its guarantee of our payment obligations on the notes depends upon the Guarantor’s receipt from its subsidiaries of dividends and other distributions, loans, advances and other payments. Any inability of these subsidiaries to pay dividends or make payments to the Guarantor may adversely affect the Guarantor’s cash flow and financial condition. Many of these subsidiaries, including bank and broker-dealer subsidiaries, are subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the Guarantor or to its other subsidiaries. In addition, the Guarantor’s bank and broker-dealer subsidiaries are subject to restrictions on their ability to lend or transact with affiliates and to minimum regulatory capital and liquidity requirements. Lower earnings in these subsidiaries can reduce the amount of funds available to the Guarantor. Adverse business and economic conditions, including changes in interest and currency exchange rates, illiquidity or volatility in areas where the Guarantor has concentrated credit risk, and a failure in or breach of its operational or security systems or infrastructure, could affect its businesses and results of operations. Intercompany arrangements the Guarantor has entered into in connection with its resolution planning could restrict the amount of funding available to it from its subsidiaries under certain adverse conditions, as described below under “—A resolution under the Guarantor’s preferred single point of entry resolution strategy could materially adversely affect its liquidity and financial condition and its ability to make payments under its guarantee of our payment obligations on the notes.” These restrictions could prevent the Guarantor’s subsidiaries from paying dividends or making other distributions to the Guarantor or otherwise providing funds to the Guarantor that the Guarantor needs in order to make payments under its guarantee of our payment obligations on the notes. Also, the Guarantor’s right to participate in any distribution of assets of any of its subsidiaries upon such subsidiary’s liquidation or otherwise will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of the Guarantor’s claims as a creditor of such subsidiary may be recognized.

A resolution under the Guarantor’s preferred single point of entry resolution strategy could materially adversely affect its liquidity and financial condition and its ability to make payments under its guarantee of our payment obligations on the notes. The Guarantor is required periodically to submit a plan to its primary regulatory authorities describing its resolution strategy under the U.S. Bankruptcy Code in the event of material financial distress or failure. In the Guarantor’s current plan, its preferred resolution strategy is a single point of entry strategy. This strategy provides that only the Guarantor (the parent holding company) files for resolution under the U.S. Bankruptcy Code and contemplates providing certain key operating subsidiaries with sufficient capital and liquidity to operate through severe stress and to enable such subsidiaries to continue operating or be wound down in a solvent manner following a Guarantor bankruptcy. The Guarantor has entered into intercompany arrangements governing the contribution of capital and liquidity with these key subsidiaries. As part of these arrangements, the Guarantor has transferred most of its assets (and has agreed to transfer additional assets) to a wholly-owned holding company subsidiary in exchange for a subordinated note. Certain of the Guarantor’s remaining assets secure its ongoing obligations under these intercompany arrangements. The wholly-owned holding company subsidiary also has provided a committed line of credit that, in addition to the Guarantor’s cash, dividends and interest payments, including interest payments the Guarantor receives in respect of the subordinated note, may be used to fund the Guarantor’s obligations. These intercompany arrangements include provisions to terminate the line of credit, forgive the subordinated note and require the Guarantor to contribute its remaining financial assets to the wholly-owned holding company subsidiary if the Guarantor’s projected liquidity resources deteriorate so severely that resolution becomes imminent, which could materially and adversely affect the Guarantor’s liquidity and ability to meet its payment obligations, including under its guarantee of our payment obligations on the notes. In addition, the Guarantor’s preferred resolution strategy could result in holders of the notes being in a worse position and suffering greater losses than would have been the case under bankruptcy or other resolution scenarios or plans.

Under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Financial Reform Act”), when a global systemically important banking organization (“G-SIB”), such as the Guarantor, is in default or danger of default, the Federal Deposit Insurance Corporation (“FDIC”) may be appointed receiver in order to conduct an orderly liquidation of such institution. In the event of such appointment, the FDIC could, among other things, invoke the orderly liquidation authority, instead of the U.S. Bankruptcy Code, if the Secretary of the U.S. Department of Treasury makes certain financial distress and systemic risk determinations. In 2013, the FDIC issued a notice describing its preferred “single point of entry” strategy for resolving a G-SIB. Under this approach, the FDIC could replace the Guarantor with a bridge holding company, which could continue operations and result in an orderly resolution of the underlying bank, but whose equity would be held solely for the benefit of the Guarantor’s creditors. The FDIC’s single point of entry strategy may result in holders of the notes suffering greater losses than would have been the case under a bankruptcy proceeding or a different resolution strategy with respect to payments received under the Guarantors’ guarantee of the notes.

The Guarantor’s obligations under its guarantee of the notes will be structurally subordinated to liabilities of the Guarantor’s subsidiaries. Because the Guarantor is a holding company, its right to participate in any distribution of assets of any subsidiary upon such subsidiary’s liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent the Guarantor may itself be recognized as a creditor of that subsidiary. As a result, any obligations of the Guarantor under its guarantee of the notes will be structurally subordinated to all existing and future liabilities of the Guarantor’s subsidiaries, and claimants should look only to the assets of the Guarantor for payments under the Guarantor’s guarantee of the notes. Further, creditors of the Guarantor’s subsidiaries recapitalized pursuant to the Guarantor’s resolution plan generally would be entitled to payment of their claims from the assets of the subsidiaries, including the Guarantor’s contributed assets. In addition, any obligations of the Guarantor under its guarantee of the notes will be unsecured and, therefore, in a bankruptcy or similar proceeding, will effectively rank junior to the Guarantor’s secured obligations to the extent of the value of the assets securing such obligations.

Each of BofA Finance LLC and the Guarantor is permitted to sell, convey or transfer all or substantially all of its assets to one or more of the Guarantor’s majority-owned subsidiaries and, in either such event, such subsidiary or subsidiaries will not be required under the indenture relating to the notes to assume our obligations under the notes or the Guarantor’s obligations under its guarantee of the notes, as the case may be. We and the Guarantor each may sell, convey or transfer all or substantially all of its assets to one or more entities that are direct or indirect majority-owned subsidiaries of the Guarantor in which the Guarantor and/or one or more of its subsidiaries owns more than 50% of the combined voting power, and under the indenture under which the notes will be issued, including the provisions thereof relating to the Guarantor’s guarantee of the notes, such subsidiary or subsidiaries will not be required to assume our obligations under the notes or the Guarantor’s obligations under its guarantee thereof, as the case may be. In either such event, (i) we will remain the sole obligor on the notes and the Guarantor will remain the sole obligor on the guarantee of the notes, as the case may be, (ii) creditors of any such subsidiary or subsidiaries would have additional assets from which to recover on their claims and (iii) obligations of the Guarantor under its guarantee of our notes would be structurally subordinated to creditors of such subsidiary or subsidiaries with respect to such transferred assets. See “Description of Debt Securities—Limitation on Mergers and Sales of Assets” beginning on page 21 of the accompanying prospectus for more information.

The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance LLC or the Guarantor; events of bankruptcy or insolvency or resolution proceedings relating to the Guarantor and covenant breach by the Guarantor will not constitute an event of default with respect to the notes. The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance LLC or the Guarantor. In addition, events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor will not constitute an event of default with respect to the notes. Furthermore, it will not constitute an event of default with respect to the notes if the guarantee by the Guarantor ceases to be in full force and effect for any reason. Therefore, events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor (in the absence of any such event occurring with respect to us) will not permit the notes to be declared due and payable. In addition, a breach of a covenant by the Guarantor (including, for example, a breach of the Guarantor’s covenants with respect to mergers or the sale of all or substantially all its assets) will not permit the notes to be declared due and payable. The value you receive on the notes may be significantly less than what you otherwise would have received had the notes been declared due and payable immediately upon certain events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor or the breach of a covenant by the Guarantor or upon the Guarantor’s guarantee ceasing to be in full force and effect.

Valuation- and Market-related Risks

The public offering price you pay for the notes will exceed the initial estimated value. The range of initial estimated values of the notes that is provided on the cover page of this preliminary pricing supplement, and the initial estimated value as of the pricing date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, BofA Securities, Inc. (“BofAS”) or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the 30y SOFR Swap Rate and the 2y SOFR Swap Rate, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in levels of the Spread Differential. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that the selling agent will act as a market-maker for the notes, but none of us, the Guarantor or the selling agent is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. The selling agent may discontinue its market-making activities as to the notes at any time. To the extent that the selling agent engages in any market-making activities, it may bid for or offer the notes. Any price at which the selling agent may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time the selling agent were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. These factors may interact with each other in complex and unpredictable ways. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•	The difference between the 30y SOFR Swap Rate and the 2y SOFR Swap Rate is expected to affect the market value of the notes. We expect that the market value of the notes will depend substantially on the amount by which the 30y SOFR Swap Rate exceeds the 2y SOFR Swap Rate, and expectations of the amount by which the 30y SOFR Swap Rate will exceed the 2y SOFR Swap Rate in the future, if at all. In general, the value of the notes will increase when expectations as to the future levels of the 30y SOFR Swap Rate relative to the 2y SOFR Swap Rate increases, and the value of the notes will decrease when expectations as to the future levels of the 30y SOFR Swap Rate relative to the 2y SOFR Swap Rate decreases. The levels of the 30y SOFR Swap Rate and the 2y SOFR Swap Rate may change at rates that are different from one another. If you sell your notes when the annual interest payable on the notes is less than, or expected to be less than, market interest rates (as compared to traditional interest-bearing debt securities), you may receive less than the principal amount that would be payable at maturity. Although long-term interest rates directionally follow short-term interest rates, movements in long-term interest rates generally tend to be smaller than movements in short-term interest rates. As such, when short-term interest rates rise, the difference between the 30y SOFR Swap Rate and the 2y SOFR Swap Rate tends to narrow (the curve of the spread flattens); conversely, when short-term interest rates fall, the spread widens (the curve of the spread becomes steeper). Consequently, after the first eight quarterly interest periods, the annualized rate of interest payable on the notes and the market value of the notes may be more likely to decrease in an increasing interest rate environment than in a declining interest rate environment.

•	Changes in the levels of interest rates may affect the market value of the notes. The level of interest rates in the United States may affect the U.S. economy and, in turn, the magnitude of the difference between the 30y SOFR Swap Rate and the 2y SOFR Swap Rate. Changes in prevailing interest rates may decrease the difference between the 30y SOFR Swap Rate and the 2y SOFR Swap Rate relative to previous periods, which would decrease the interest rate on the notes after the first eight quarterly interest periods. This, in turn, may decrease the market value of the notes. Further, the notes are subject to early redemption at our option beginning on July 28, 2023, which will limit the potential upside to investors when the 30y SOFR Swap Rate exceeds the 2y SOFR Swap Rate. As a result, we anticipate that the potential for the notes to trade above their par value in the secondary market, if any, is extremely limited—likely only during the first two years of the term of the notes, and in a declining interest rate environment.
•	Potential volatility of the difference between the 30y SOFR Swap Rate and the 2y SOFR Swap Rate. Volatility is the term used to describe the size and frequency of market fluctuations. The difference between the 30y SOFR Swap Rate and the 2y SOFR Swap Rate may be subject to volatility due to a variety of factors affecting interest rates generally, including, but not limited to: sentiment regarding underlying strength in the U.S. and global economies, expectations regarding the level of price inflation, sentiment regarding credit quality in U.S. and global credit markets, central bank policy regarding interest rates and the performance of capital markets. Increases or decreases in the volatility of the difference between the 30y SOFR Swap Rate and the 2y SOFR Swap Rate may have an adverse impact on the market value of the notes.
•	Economic and other conditions generally. Interest payable on the notes after the first eight quarterly interest periods is expected to be correlated to the difference between long-term interest rates (as represented by the 30y SOFR Swap Rate) and short-term interest rates (as represented by the 2y SOFR Swap Rate). Prevailing interest rates may be influenced by a number of factors, including general economic conditions in the United States, U.S. monetary and fiscal policies, inflation, supply and demand for overnight U.S. Treasury repurchase agreements and other financial, political, regulatory, and judicial events. These factors interrelate in complex ways, and may disproportionately affect short-term interest rates relative to long-term interest rates, thereby potentially lowering the difference between the 30y SOFR Swap Rate and the 2y SOFR Swap Rate, and consequently adversely affecting the market value of your notes.

•	Our and the Guarantor’s financial condition and creditworthiness. Our and the Guarantor’s perceived creditworthiness, including any increases in our respective credit spreads and any actual or anticipated decreases in our respective credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our or the Guarantor’s credit spreads or an improvement in our of the Guarantor’s credit ratings will not necessarily increase the market value of the notes.
•	Time to maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning the level of the 30y SOFR Swap Rate relative to the 2y SOFR Swap Rate prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach a value that reflects the remaining interest payments on the notes based on the then-current difference between the 30y SOFR Swap Rate and the 2y SOFR Swap Rate.

Conflict-related Risks

Our trading and hedging activities, and those of the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including the selling agent, may engage in trading activities related to one or both of the 30y SOFR Swap Rate and the 2y SOFR Swap Rate that are not for your account or on your behalf. These entities also may issue or underwrite other financial instruments with returns linked to the 30y SOFR Swap Rate and/or the 2y SOFR Swap Rate. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including the selling agent, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the levels of the 30y SOFR Swap Rate and/or the 2y SOFR Swap Rate or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We, the Guarantor and one or more of our other affiliates, including BofAS, expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor, or our other affiliates, including BofAS, also may enter into hedging transactions relating to other notes or instruments that we or they issue, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one or more of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the 30y SOFR Swap Rate and/or the 2y SOFR Swap Rate. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss. Each of these parties will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor, and our other affiliates, including the selling agent, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates, MLCS, will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our affiliate and its responsibilities as calculation agent.

For example, if a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date are determined to have occurred with respect to the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, we or the calculation agent (after consulting with us) will determine the SOFR Swap Rate Replacement and the SOFR Swap Rate Replacement Adjustment and will make SOFR Swap Rate Replacement Conforming Changes with respect to, among other things, the determination of interest periods, the timing and frequency of determining rates and making payments of interest and other administrative matters, in connection with the applicable SOFR Swap Rate Replacement as set forth in this pricing supplement under set forth under “Description of the Notes—Interest—Determination of U.S. Dollar SOFR ICE Swap Rate®.” Certain determinations, decisions and elections with respect to the SOFR Swap Rate Replacement will, or the occurrence or non-occurrence of a SOFR Swap Rate Transition Event and any SOFR Swap Rate Conforming Changes may, require the exercise of discretion and the making of subjective judgments by us or the calculation agent (after consulting with us). Any determination, decision or election made by us or the calculation agent pursuant to the applicable provisions set forth under “Description of the Notes—Interest—Determination of U.S. Dollar SOFR ICE Swap Rate®” will, if made by us, be made in our sole discretion and, if made by the calculation agent, be made after consultation with us and, in each case, will become effective without consent from the holders of the notes or any other party. In making these potentially subjective determinations, the Issuer or its designee may have economic interests that are adverse to your interests as holder of the notes, and none of us, the Guarantor or any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action or making any determination, which may adversely affect the return on, value of and market for the notes.

For the reasons discussed above, we or the calculation agent may exercise discretion with respect to significant aspects of the terms and provisions of the notes (including with respect to calculating interest payable on the notes).

Tax-related Risks

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

You may be required to include income on the notes over their term in excess of the interest payments based on the comparable yield for the notes. The notes will be considered to be issued with original issue discount. You may be required to include income on the notes over their term in excess of the interest payments based on the comparable yield for the notes. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

DESCRIPTION OF THE NOTES

General

The terms and provisions of the notes are set forth in this pricing supplement and, as applicable, the accompanying prospectus supplement and prospectus. The notes will be part of a series of our medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is described more fully in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations from time to time outstanding and the guarantee of the notes will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Guarantor, in each case except obligations that are subject to any priorities or preferences by law. Any payments due on the notes, including any repayment of principal, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in minimum denominations of $1,000, and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000. Unless earlier redeemed, the notes will mature on July 28, 2032.

We may redeem all of the notes on any quarterly interest payment date occurring on or after July 28, 2023 (other than the maturity date). Prior to maturity, the notes are not repayable at your option. The notes are not subject to any sinking fund.

If any scheduled interest payment date, Call Date or the maturity date is not a business day, no adjustment will be made to the length of the corresponding quarterly interest period. The payment will be postponed to the next business day, and no additional interest will be payable as a result of such postponement.

The notes will be issued in book-entry form only.

Interest

Interest Payment Dates, Interest Periods, Interest Reset Dates

Each interest payment due for a quarterly interest period will be paid October 28, January 28, April 28 and July 28 of each year, beginning on October 28, 2022, and ending on the maturity date (such dates, the “interest payment dates”).

Each quarterly interest period (other than the first quarterly interest period from, and including, the original date of issuance of the notes to, but excluding, October 28, 2022) will commence on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date or the maturity date, as applicable.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

The interest rate for each interest period after the first eight quarterly interest periods will be reset on the first day of that interest period, which we refer to as the “interest reset date.” The “interest determination date” for each such interest period will be the second U.S. government securities business day preceding the applicable interest reset date for such interest period. The calculation agent will determine the applicable interest rate for each interest period on the interest determination date. Once determined by the calculation agent, the applicable interest rate for each quarterly interest period will apply from and including the interest reset date, through, but excluding, the next interest reset date (or the maturity date, as applicable).

Determination of Interest by the Calculation Agent

Interest is computed on the basis of a 360-day year of twelve 30-day months.

For each quarterly interest period, the calculation agent will determine the applicable annualized interest rate as follows:

(a)       From and including July 28, 2022 to but excluding July 28, 2024, interest on the notes will accrue at the rate of 7.00% per annum.

(b)       During each subsequent quarterly interest period beginning on July 28, 2024, interest will accrue at a rate per annum equal to:

10 × (30y SOFR Swap Rate –2y SOFR Swap Rate)

In no event will the interest rate applicable to any interest period after the first eight quarterly interest periods be less than 2.00% per annum.

“30y SOFR Swap Rate” means the U.S. Dollar SOFR ICE Swap Rate® for a tenor of 30 years as of the applicable interest determination date.

“2y SOFR Swap Rate” means the U.S. Dollar SOFR ICE Swap Rate® for a tenor of 2 years as of the applicable interest determination date.

Determination of U.S. Dollar SOFR ICE Swap Rate®

In respect of each interest determination date, the “U.S. Dollar SOFR ICE Swap Rate®” for the applicable tenor will be such rate as calculated and provided as of approximately 11:00 a.m., New York City time (or any amended time specified by the administrator of the U.S. dollar SOFR ICE Swap Rate® in the benchmark methodology) on such interest determination date by IBA as the administrator of the benchmark (or a successor administrator), as such rate appears for the indices “USISSO02 Index” (in the case of the 2y SOFR Swap Rate) and “USISSO30 Index” (in the case of the 30y SOFR Swap Rate) on the Designated SOFR Swap Rate Page at approximately 12:15 p.m., New York City time, on such interest determination date, as determined by the calculation agent.

If the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, cannot be determined in accordance with the preceding paragraph on any interest determination date, and a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date have not occurred, then the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, for such interest determination date will be determined by the calculation agent in its sole discretion, after consulting such sources as it deems comparable to the Designated SOFR Swap Rate Page or to the sources from which the administrator of such rate obtains the swap rate input data used by the administrator to calculate such rate, or any other source or data it determines to be reasonable (including, if applicable, the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, that was most recently published by the administrator of such rate) for the purpose of estimating such rate.

Notwithstanding the foregoing paragraph, if we or the calculation agent (after consulting with us) determines that a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date have occurred prior to the applicable SOFR Swap Rate Reference Time in respect of any determination of the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, on any date, the applicable SOFR Swap Rate Replacement will replace the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, for all purposes relating to the notes in respect of such determination on such date and all determinations on all subsequent dates unless and until another SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date have occurred with respect to the applicable SOFR Swap Rate Replacement. In the event that a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date have occurred with respect to the 2y SOFR Swap Rate or 30y SOFR Swap Rate and we or the calculation agent (after consulting with us) have selected a SOFR Swap Rate Replacement, the provisions set forth in this paragraph shall apply to any such SOFR Swap Rate Replacement and references herein to the 2y SOFR Swap Rate or the 30y SOFR Swap Rate, as applicable, shall mean such SOFR Swap Rate Replacement. In connection with the implementation of a SOFR Swap Rate Replacement, we or the calculation agent (after consulting with us) will have the right to make SOFR Swap Rate Replacement Conforming Changes from time to time. If we or the calculation agent (after consulting with us) determines that there is no such replacement rate as of any date of determination, then we or the calculation agent (after consulting with us) will determine a substitute rate or substitute rate value to be used in place of the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, for that date of determination, after consulting such sources as we or it deems comparable to the Designated SOFR Swap Rate Page or to the sources from which the administrator of such rate obtains the swap rate input data used by the administrator to calculate such rate, or any other source or data it determines to be reasonable (including, if applicable, the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, that was most recently published by the administrator of such rate) for the purpose of determining such substitute rate or substitute rate value.

As used in the foregoing terms and provisions relating to the determination of the U.S. Dollar SOFR ICE Swap Rate:

“Designated SOFR Swap Rate Page” means the page entitled “USD SOFR (11:15am NY)” that can be accessed on the Bloomberg Professional Services service (or any other page or screen that replaces that page or screen on the Bloomberg Professional Services service or such other service or services as may be nominated for the purpose of displaying rates for U.S. dollar swaps referencing SOFR by IBA or its successor or such other entity assuming the responsibility of IBA or its successor in calculating rates for U.S. dollar swaps referencing SOFR in the event IBA or its successor no longer does so).

“SOFR Swap Rate Replacement” means the sum of (a) the alternate rate of interest that has been selected by us or the calculation agent (after consulting with us) as an industry-accepted replacement for the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, for U.S. dollar-denominated floating-rate notes at such time and (b) the SOFR Swap Rate Replacement Adjustment.

“SOFR Swap Rate Replacement Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that has been selected by us or the calculation agent (after consulting with us) giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, with the applicable Unadjusted SOFR Swap Rate Replacement for U.S. dollar-denominated floating-rate notes at such time.

“SOFR Swap Rate Replacement Conforming Changes” means, with respect to any SOFR Swap Rate Replacement, changes to (1) any interest determination date, interest payment date, interest reset date, business day convention or interest period, (2) the manner, timing and frequency of determining rates and amounts of interest that are payable on the relevant notes and the conventions relating to such determination, (3) the timing and frequency of making payments of interest, (4) rounding conventions, (5) tenors, and (6) any other terms or provisions of the notes, in each case that we or the calculation agent (after consulting with us) determines, from time to time, to be appropriate to reflect the determination and implementation of such SOFR Swap Rate Replacement giving due consideration to any industry-accepted market practice.

“SOFR Swap Rate Replacement Date” means the earliest to occur of the following events with respect to the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable:

(1) in the case of clause (1) or (2) of the definition of “SOFR Swap Rate Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such rate, as applicable, permanently or indefinitely ceases to provide such rate; or

(2) in the case of clause (3) of the definition of “SOFR Swap Rate Transition Event,” if such statement or publication referenced therein indicates that the administrator or regulatory supervisor for the administrator has determined that such rate is no longer representative: (a) at the date of such statement or publication referenced therein, the date of such statement or publication; or (b) as of a specified future date, the first date on which such rate would ordinarily have been published or provided and is non-representative by reference to the most recent statement or publication referenced therein, even if such rate continues to be published or provided on such date; or

(3) in the case of clause (4) or (5) of the definition of “SOFR Swap Rate Transition Event,” the date of such determination.

For the avoidance of doubt, if the event giving rise to the SOFR Swap Rate Replacement Date occurs on the same day as, but earlier than, the SOFR Swap Rate Reference Time in respect of any determination, the SOFR Swap Rate Replacement Date will be deemed to have occurred prior to the SOFR Swap Rate Reference Time for such determination.

“SOFR Swap Rate Transition Event” means the occurrence of one or more of the following events with respect to the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable:

(1) a public statement or publication of information by or on behalf of the administrator of such rate announcing that such administrator has ceased or will cease to provide such rate, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such rate;

(2) a public statement or publication of information by the regulatory supervisor for the administrator of such rate, the central bank for the currency of such rate, an insolvency official with jurisdiction over the administrator for such rate, a resolution authority with jurisdiction over the administrator for the such rate or a court or an entity with similar insolvency or resolution authority over the administrator for such rate, which states that the administrator of such rate has ceased or will cease to provide such rate permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such rate;

(3) a public statement or publication of information by the administrator of such rate or the regulatory supervisor for the administrator of such rate announcing that such rate is no longer, or as of a specified future date will no longer be, representative of the underlying market and economic reality that such rate is intended to measure and that representativeness will not be restored; or

(4) a determination by us or the calculation agent (after consulting with us) that such rate has been permanently or indefinitely discontinued; or

(5) a determination by us or the calculation agent (after consulting with us) that (i) such rate as published is no longer an industry-accepted rate of interest for U.S. dollar-denominated floating-rate notes at such time or (ii) such rate as published is no longer an industry-accepted rate of interest in the derivatives market for hedging transactions related to U.S. dollar-denominated floating-rate notes.

“SOFR Swap Rate Reference Time” with respect to any determination of the 2y SOFR Swap Rate or 30y SOFR Swap Rate, as applicable, means approximately 12:15 p.m., New York City time, on the applicable interest determination date; provided that if a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date have occurred and we or the calculation agent (after consulting with us) has selected a SOFR Swap Rate Replacement, “SOFR Swap Rate Reference Time” will mean the time determined by us or the calculation agent (after consulting with us) in accordance with the SOFR Swap Rate Replacement Conforming Changes.

“Unadjusted SOFR Swap Rate Replacement” means the SOFR Swap Rate Replacement excluding the SOFR Swap Rate Replacement Adjustment.

Early Redemption at Our Option

On any Call Date, we have the right to redeem all, but not less than all, of the notes at the Early Redemption Payment. No further amounts will be payable following an early redemption. We will give notice to the trustee at least 5 business days but not more than 60 calendar days before the applicable Call Date.

The “Early Redemption Payment” will be the principal amount of your notes, plus any accrued and unpaid interest.

The “Call Dates” will be the quarterly interest payment dates beginning on July 28, 2023 and ending on April 28, 2032.

Payment at Maturity

Unless earlier redeemed, on the maturity date, you will be paid the principal amount of the notes and any accrued and unpaid interest on the notes, subject to our and the Guarantor’s credit risk. See “Risk Factors—Structure-related Risks—All payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes” above.

Regardless of the amounts of the interest payable during each interest period over the term of the notes, you will receive your principal amount at maturity, assuming that we are otherwise able to pay our debts on the maturity date.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the 30y SOFR Swap Rate, the 2y SOFR Swap Rate, the Spread Differential, the amount of each interest payment, U.S. government securities business days, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our affiliate, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Rights of Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Description of Debt Securities—Events of Default and Rights of Acceleration” beginning on page 22 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the principal amount plus any accrued and unpaid interest. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

Listing

The notes will not be listed on any securities exchange.

Information About U.S. Dollar SOFR ICE Swap Rate® and its methodology

General

The U.S. Dollar SOFR ICE Swap Rate® was launched by IBA for use as a benchmark on November 8, 2021 in order to aid the market’s transition to SOFR and away from U.S. dollar LIBOR. IBA is the administrator of the U.S. Dollar SOFR ICE Swap Rate® and has overall responsibility for all aspects of the U.S. Dollar SOFR ICE Swap Rate® determination process, including the development, determination, dissemination, operation and governance of the various U.S. Dollar SOFR ICE Swap Rate® tenors. IBA has published the ICE Swap Rate® Methodology and certain other applicable policies which together set out IBA’s method for determining and publishing, rules and criteria relating to, and certain other information applicable to the U.S. Dollar SOFR ICE Swap Rate®. Information in the ICE Swap Rate® Methodology and IBA’s other applicable policies reflect the policies of, and are subject to change by, IBA. IBA licenses the U.S. Dollar SOFR ICE Swap Rate® to users for, among other purposes, use as a reference rate. The U.S. Dollar SOFR ICE Swap Rate® is calculated on each weekday other than those set forth in IBA’s ICE Swap Rate Holiday Calendar, which is available on the ICE Swap Rate® Website, and published in the ICE Report Center, a link to which is available on the ICE Swap Rate® Website. For any particular day, the only rate available for viewing on the ICE Report Center is the rate published for the preceding publication day.

Pursuant to the ICE Swap Rate® Methodology, the U.S. Dollar SOFR ICE Swap Rate® is calculated using eligible prices and volumes for U.S. dollar swaps referencing a compounded average of daily SOFR compounded in arrears for twelve months using standard market conventions, calculated on the basis of the actual number of days elapsed, with a year presumed to comprise 360 days). Input data for calculation of the U.S. Dollar SOFR ICE Swap Rate® consists of executable prices and volumes provided by regulated, electronic, trading venues and, if such trading venues do not provide sufficient eligible input data, dealer to client prices and volumes displayed electronically by trading venues. If there is insufficient eligible input data to calculate a rate in accordance with the foregoing, IBA uses movement interpolation, where possible for applicable tenors, to calculate a rate. Where it is not possible to calculate an U.S. Dollar SOFR ICE Swap Rate® for an applicable tenor in accordance with the foregoing, then IBA’s Insufficient Data Policy will apply and “No Publication” will be published for the U.S. Dollar SOFR ICE Swap Rate® of the applicable tenor. The U.S. Dollar SOFR ICE Swap Rate® for the various applicable tenors as reported on the ICE Report Center and the Designated SOFR Swap Rate Page is expressed as an integer; however, for purpose of calculations of interest with respect to the notes, such rate will be deemed to be expressed as a percentage (for example, if the U.S. Dollar SOFR ICE Swap Rate® is reported on the ICE Report Center and the Designated SOFR Swap Rate Page as 1.24, such rate for purposes of calculations of interest with respect to the notes will be deemed to be 1.24%).

IBA states that: (i) historical U.S. Dollar SOFR ICE Swap Rate® and other information may not be indicative of future information or performance, (ii) none of IBA, Intercontinental Exchange, Inc. (“ICE”) or any third party that provides data used to administer or determine the U.S. Dollar SOFR ICE Swap Rate® and other information (“Data Provider”), or any of its or their affiliates, makes any claim, prediction, warranty or representation whatsoever, expressly or impliedly, as to the timeliness, accuracy or completeness of the U.S. Dollar SOFR ICE Swap Rate® or other information, the results to be obtained from the use of the U.S. Dollar SOFR ICE Swap Rate® or other information, or as to the appropriateness or suitability of any the U.S. Dollar SOFR ICE Swap Rate® or other information for any particular purpose to which it might be put, (iii) to the fullest extent permitted by applicable law, none of IBA, ICE or any Data Provider, or any of its or their affiliates will be liable in respect of any inaccuracies, errors, omissions, delays, failures, cessations or changes (material or otherwise) in IBA’s U.S. Dollar SOFR ICE Swap Rate® and other information, or for any damage, expense or other loss (whether direct or indirect) you may suffer arising out of or in connection with IBA’s U.S. Dollar SOFR ICE Swap Rate® and other information or any reliance you may place upon it and (iv) all implied terms, conditions and warranties, including without limitation as to quality, merchantability, fitness for purpose, title or non-infringement, in relation to IBA’s U.S. Dollar SOFR ICE Swap Rate® and other information are hereby excluded to the fullest extent permitted by applicable law.

Neither the ICE Swap Rate® Website, other pages to which the ICE Swap Rate® Website may contain hyperlinks, nor any of the information or materials available thereon, are incorporated by reference into this pricing supplement. Use of the U.S. Dollar SOFR ICE Swap Rate® is subject to important disclaimers set forth in IBA’s Benchmark and Other Information Notice and Disclaimer, available on the ICE Swap Rate® Website and in the ICE Swap Rate® Methodology.

We, BAC, the selling agent and IBA are not affiliated with the New York Fed. The New York Fed does not sanction, endorse, or recommend any products or services offered by us or IBA.

Historical Levels of 30y SOFR Swap Rate and 2y SOFR Swap Rate

The following graph sets forth the historical daily spread (expressed in basis points, where 100 basis points equals 1%) between 30y SOFR Swap Rate and 2y SOFR Swap Rate from November 8, 2021 (the date the U.S. Dollar SOFR ICE Swap Rate® was launched by IBA for use as a benchmark) through July 18, 2022. This data is not intended to be indicative of the future performance of the difference between 30y SOFR Swap Rate and 2y SOFR Swap Rate or what the value of or return on the notes may be. Any historical upward or downward trend in the difference between 30y SOFR Swap Rate and 2y SOFR Swap Rate during any period set forth below is not an indication that such difference is more or less likely to increase or decrease in value at any time over the term of the notes or that these represent what the difference would have been on any hypothetical interest determination date. The historical month-end spread between 30y SOFR Swap Rate and 2y SOFR Swap Rate below uses 30y SOFR Swap Rate and 2y SOFR Swap Rate as quoted on the Bloomberg Professional Services service on page “USD SOFR (11:15am NY)” for the indices “USISSO02 Index” (in the case of the 2y SOFR Swap Rate) and “USISSO30 Index” (in the case of the 30y SOFR Swap Rate), at 12:15 p.m., New York City time, on the applicable date.

No one can predict what 30y SOFR Swap Rate and/or 2y SOFR Swap Rate will be on any day throughout the life of the notes or what 30y SOFR Swap Rate and/or 2y SOFR Swap Rate will be on any interest determination date. 30y SOFR Swap Rate and 2y SOFR Swap Rate are new benchmarks that were launched by IBA on November 8, 2021. The future performance of 30y SOFR Swap Rate and 2y SOFR Swap Rate and, by extension, the amount payable on and market value for the notes, cannot be predicted based on the limited historical information available. The amount payable on and market value for the notes may be lower and more volatile than a comparable investment where interest payments are determined by reference to a benchmark with more fulsome historical information.

Spreads (SOFR ICE 30 - SOFR ICE 2)
1.2
1
0.8
0.6
0.4
0.2
0
-0.2
-0.4
-0.6
-0.8
11/18/2021
12/18/2021
1/18/2022
2/18/2022
3/18/2022
4/18/2022
5/18/2022
6/18/2022
7/18/2022

Interest payable on the notes after the first eight quarterly interest periods will be imperfectly correlated to the difference between long-term interest rates (as measured by 30y SOFR Swap Rate) and short-term interest rates (as measured by 2y SOFR Swap Rate). Although long-term interest rates directionally follow short-term interest rates, movements in long-term interest rates generally tend to be smaller than movements in short-term interest rates. As such, when short-term interest rates rise, the difference between 30y SOFR Swap Rate and 2y SOFR Swap Rate tends to narrow (the curve of the spread flattens); conversely, when short-term interest rates fall, the spread widens (the curve of the spread becomes steeper). After the first eight quarterly interest periods, interest payable on the notes will be greater the wider the spread between 30y SOFR Swap Rate and 2y SOFR Swap Rate, and the steeper the curve of the spread, as of each interest determination date.

HYPOTHETICAL EXAMPLES

The following three examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical levels of 30y SOFR Swap Rate and 2y SOFR Swap Rate on an interest determination date, set forth below, could have on the annualized interest rate payable on the notes for interest periods commencing on and after July 28, 2024.

The examples below are based on a range of levels of 30y SOFR Swap Rate and 2y SOFR Swap Rate that are entirely hypothetical; no one can predict what 30y SOFR Swap Rate and/or 2y SOFR Swap Rate will be on any day during the term of the notes or what 30y SOFR Swap Rate and/or 2y SOFR Swap Rate will be on any interest determination date or, by extension, the amount payable on and market value for the notes.

Below are three hypothetical examples of the calculation of the annualized interest rate payable on a quarterly interest payment date occurring on and after July 28, 2024 for the notes. The actual annualized interest rate to be applied in calculating the interest payable on the notes for any quarterly interest period after the first eight quarterly interest periods will depend on the actual levels of 30y SOFR Swap Rate and 2y SOFR Swap Rate and the actual Spread Differential (i.e., 30y SOFR Swap Rate – 2y SOFR Swap Rate) on the applicable interest determination date.

Example 1: The hypothetical 30y SOFR Swap Rate is greater than the hypothetical 2y SOFR Swap Rate on the interest determination date:

Hypothetical 30y SOFR Swap Rate: 3.70%

Hypothetical 2y SOFR Swap Rate: 3.00%

10 × (3.70% – 3.00%) = 7.00%

Interest rate payable for that quarterly interest period = 7.00% per annum

Example 2: The hypothetical 30y SOFR Swap Rate is less than the hypothetical 2y SOFR Swap Rate on the interest determination date:

Hypothetical 30y SOFR Swap Rate: 3.75%

Hypothetical 2y SOFR Swap Rate: 3.95%

10 × (3.75% – 3.95%) = -2.00%

Interest rate payable for that quarterly interest period = 2.00% per annum (the interest rate cannot be less than 2.00% per annum)

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF BOFAS AND Conflicts of INterest

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as a selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-66 of the accompanying prospectus supplement.

The selling agent will receive the compensation set forth on the cover page of this pricing supplement as to the notes sold through its efforts. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts may be as low as $980.00 (98.00%) per $1,000 in principal amount of the notes. We or one of our affiliates may pay varying selling concessions of up to 2.00% in connection with the distribution of the notes to other registered broker-dealers.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the 30y SOFR Swap Rate, the 2y SOFR Swap Rate, the Spread Differential and the remaining term of the notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that BofAS may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Sales Outside of the United States

The Notes have not been approved for public sale in any jurisdiction outside of the United States. There has been no registration or filing as to the Notes with any regulatory, securities, banking, or local authority outside of the United States and no action has been taken by BofA Finance, BAC, BofAS or any other affiliate of BAC, to offer the Notes in any jurisdiction other than the United States. As such, these Notes are made available to investors outside of the United States only in jurisdictions where it is lawful to make such offer or sale and only under circumstances that will result in compliance with applicable laws and regulations, including private placement requirements.

Further, no offer or sale of the Notes is being made to residents of:

•	Aruba
•	Australia
•	Bahamas
•	Barbados
•	Belgium
•	Crimea
•	Cuba
•	Curacao
•	Gibraltar
•	Indonesia
•	Italy
•	Iran

•	Kazakhstan
•	Malaysia
•	New Zealand
•	North Korea
•	Norway
•	Russia
•	Syria
•	Venezuela

You are urged to carefully review the selling restrictions that may be applicable to your jurisdiction beginning on page S-68 of the accompanying prospectus supplement.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) or the United Kingdom which has implemented the Prospectus Regulation (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA AND UNITED KINGDOM RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or the United Kingdom. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as issuer, or BAC, as guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the 30y SOFR Swap Rate relative to the 2y SOFR Swap Rate. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes at the time the terms of the notes are set and on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of 30y SOFR Swap Rate and 2y SOFR Swap Rate, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-8 above.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Tax Characterization of the Notes

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report Original Issue Discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a hypothetical projected payment schedule and a hypothetical comparable yield equal to 5.3% per annum (compounded quarterly). The hypothetical comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this preliminary pricing supplement. It has been determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on July 28, 2022 and were scheduled to mature on July 28, 2032. This tax accrual table is based upon a hypothetical projected payment schedule per $1,000.00 principal amount of the notes, which would consist of estimates of the quarterly interest payments and a single principal payment of $1,011.8770 (including the final estimated quarterly interest payment) at maturity. The following tables are for illustrative purposes only, and we make no representations or predictions as to what the actual amounts of interest payments will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final pricing supplement.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
July 28, 2022 through December 31, 2022	$22.3390	$22.3390
January 1, 2023 through December 31, 2023	$52.2690	$74.6080
January 1, 2024 through December 31, 2024	$51.3617	$125.9697
January 1, 2025 through December 31, 2025	$51.2672	$177.2368
January 1, 2026 through December 31, 2026	$51.4704	$228.7072
January 1, 2027 through December 31, 2027	$51.6846	$280.3918
January 1, 2028 through December 31, 2028	$51.9104	$332.3022
January 1, 2029 through December 31, 2029	$52.1484	$384.4505
January 1, 2030 through December 31, 2030	$52.3992	$436.8498
January 1, 2031 through December 31, 2031	$52.6636	$489.5134
January 1, 2032 through July 28, 2032	$30.5521	$520.0655

In addition, we have determined the hypothetical projected payment schedule for the notes as follows:

Taxable Year	Payment on April 28	Payment on July 28	Payment on October 28	Payment on January 28
2022	N/A	N/A	$17.5000	$17.5000
2023	$17.5000	$17.5000	$17.5000	$17.5000
2024	$17.5000	$17.5000	$11.8770	$11.8770
2025	$11.8770	$11.8770	$11.8770	$11.8770

Taxable Year	Payment on April 28	Payment on July 28	Payment on October 28	Payment on January 28
2026	$11.8770	$11.8770	$11.8770	$11.8770
2027	$11.8770	$11.8770	$11.8770	$11.8770
2028	$11.8770	$11.8770	$11.8770	$11.8770
2029	$11.8770	$11.8770	$11.8770	$11.8770
2030	$11.8770	$11.8770	$11.8770	$11.8770
2031	$11.8770	$11.8770	$11.8770	$11.8770
2032	$11.8770	$1011.8770	N/A	N/A

Sale, Exchange, Redemption or Retirement. Upon a sale, exchange, redemption or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement and that holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments) and reduced by the amount of any noncontingent payment and the projected amount of any contingent payment previously made to the holder and, if applicable, increased or decreased by the amount of any positive or negative adjustment that the holder is required to make with respect to the notes under the rules set forth in the accompanying prospectus addressing purchases of notes for an amount that differs from the notes’ adjusted issue price at the time of purchase. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.